The information in this preliminary pricing supplement is not complete and may be changed. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. This preliminary pricing supplement and the accompanying product supplement, underlying supplement, prospectus supplement and prospectus are not an offer to sell these securities, nor are they soliciting an offer to buy these securities, in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED AUGUST 29, 2022

Citigroup Global Markets Holdings Inc.	September---, 2022 Medium-Term Senior Notes, Series N Pricing Supplement No. 2022-USNCH[ ] Filed Pursuant to Rule 424(b)(2) Registration Statement Nos. 333-255302 and 333-255302-03

Autocallable Market-Linked Notes Based on the S&P 500® 3% Decrement Index TR Due September 30, 2027

Overview

▪	The notes offered by this pricing supplement are unsecured senior debt securities issued by Citigroup Global Markets Holdings Inc. and guaranteed by Citigroup Inc. Unlike conventional debt securities, the notes do not pay interest. Instead, the notes offer the potential for automatic early redemption at a premium on the terms described below if the closing level of the S&P 500® 3% Decrement Index TR (the “underlying”) on the valuation date prior to the final valuation date exceeds the initial underlying level. If the notes are not automatically redeemed prior to maturity, then the notes will not be redeemed at a premium but offer the potential for a positive return at maturity based on the performance of the underlying from the initial underlying level to the final underlying level.

▪	If, on the valuation date prior to the final valuation date, the closing level of the underlying is greater than or equal to the initial underlying level, the notes will be automatically redeemed. If the notes are not automatically redeemed prior to maturity and the underlying appreciates from the initial underlying level to the final underlying level, you will receive a positive return at maturity equal to that appreciation multiplied by the upside participation rate specified below. However, if the notes are not automatically redeemed prior to maturity and the underlying remains the same or depreciates, you will be repaid the stated principal amount of your notes at maturity but will not receive any return on your investment. The notes are designed for investors who are willing to forgo interest on the notes and accept the risk of not receiving any return on the notes in exchange for the possibility of automatic early redemption at a premium or, if the notes are not automatically redeemed, a positive return at maturity, based in each case on the performance of the underlying. Investors should understand that there is no guarantee that they will receive a positive return on their investment in the notes and that even if they do receive a positive return, there is no assurance that their total return at maturity on the notes will compensate them for the effects of inflation or be as great as the yield you could have achieved on a conventional debt security of ours of comparable maturity.

▪	In order to obtain the exposure to the underlying that the notes provide, investors must be willing to accept (i) an investment that may have limited or no liquidity and (ii) the risk of not receiving any amount due under the notes if we and Citigroup Inc. default on our obligations. All payments on the notes are subject to the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc.

KEY TERMS
Issuer:	Citigroup Global Markets Holdings Inc., a wholly owned subsidiary of Citigroup Inc.
Guarantee:	All payments due on the notes are fully and unconditionally guaranteed by Citigroup Inc.
Underlying:	The S&P 500® 3% Decrement Index TR (ticker symbol: “SPXDUT”)
Stated principal amount:	$1,000 per note
Pricing date:	September 27, 2022
Issue date:	September 30, 2022
Final valuation date:	September 27, 2027, subject to postponement if such date is not a scheduled trading day or certain market disruption events occur.
Maturity date:	September 30, 2027
Automatic early redemption:	If, on the valuation date prior to the final valuation date, the closing level of the underlying is greater than or equal to the initial underlying level, the notes will be automatically redeemed on the third business day following that valuation date for an amount in cash per note equal to $1,000 plus the premium applicable to that valuation date. If the notes are automatically redeemed following the valuation date prior to the final valuation date, they will cease to be outstanding and you will no longer have the opportunity to participate in the appreciation of the underlying on the final valuation date at the upside participation rate.
Payment at maturity:	If the notes have not previously been redeemed, for each note you hold at maturity, the $1,000 stated principal amount plus the note return amount, which will be either zero or positive
Note return amount:

▪  If the final underlying level is greater than the initial underlying level: $1,000 × the underlying return × the upside participation rate

▪  If the final underlying level is less than or equal to the initial underlying level: $0

Upside participation rate:	100%
Listing:	The notes will not be listed on any securities exchange
CUSIP / ISIN:	17330RCB9 / US17330RCB96
Underwriter:	Citigroup Global Markets Inc. (“CGMI”), an affiliate of the issuer, acting as principal
Underwriting fee and issue price:	Issue price(1)	Underwriting fee(2)	Proceeds to issuer(3)
Per note:	$1,000.00	$	$
Total:	$	$	$

(Key Terms continued on next page)

(1) Citigroup Global Markets Holdings Inc. currently expects that the estimated value of the notes on the pricing date will be at least $850.00 per note, which will be less than the issue price. The estimated value of the notes is based on CGMI’s proprietary pricing models and our internal funding rate. It is not an indication of actual profit to CGMI or other of our affiliates, nor is it an indication of the price, if any, at which CGMI or any other person may be willing to buy the notes from you at any time after issuance. See “Valuation of the Notes” in this pricing supplement.

(2) CGMI will receive an underwriting fee of up to $37.50 for each note sold in this offering. The total underwriting fee and proceeds to issuer in the table above give effect to the actual total underwriting fee. From this underwriting fee, CGMI will pay selected dealers not affiliated with CGMI a variable selling concession of up to $37.50 for each note they sell. For more information on the distribution of the notes, see “Supplemental Plan of Distribution” in this pricing supplement. In addition to the underwriting fee, CGMI and its affiliates may profit from expected hedging activity related to this offering, even if the value of the notes declines. See “Use of Proceeds and Hedging” in the accompanying prospectus.

(3) The per note proceeds to issuer indicated above represent the minimum per note proceeds to issuer for any note, assuming the maximum per note underwriting fee. As noted above, the underwriting fee is variable.

Investing in the notes involves risks not associated with an investment in conventional debt securities. See “Summary Risk Factors” beginning on page PS-5.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the notes or determined that this pricing supplement and the accompanying product supplement, underlying supplement, prospectus supplement and prospectus are truthful or complete. Any representation to the contrary is a criminal offense.

You should read this pricing supplement together with the accompanying product supplement, underlying supplement, prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below:

Product Supplement No. EA-03-08 dated May 11, 2021                      Underlying Supplement No. 10 dated May 11, 2021
Prospectus Supplement and Prospectus each dated May 11, 2021

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Citigroup Global Markets Holdings Inc.

KEY TERMS (continued)
Valuation date and premium:

The premium applicable to the valuation date prior to the final valuation date will be determined on the pricing date and will be at least the percentage indicated below. The premium may be significantly less than the appreciation of the underlying from the pricing date to the valuation date prior to the final valuation date.

Valuation date*	Premium
September 27, 2023	6.50% of the stated principal amount

*The valuation date is subject to postponement if such date is not a scheduled trading day or certain market disruption events occur
Initial underlying level:	, the closing level of the underlying on the pricing date
Final underlying level:	The closing level of the underlying on the final valuation date
Underlying return:	The percentage change in the closing level of the underlying from the pricing date to the final valuation date, calculated as follows: (i) final underlying level minus initial underlying level, divided by (ii) initial underlying level

Additional Information

The terms of the notes are set forth in the accompanying product supplement, prospectus supplement and prospectus, as supplemented by this pricing supplement. The accompanying product supplement, prospectus supplement and prospectus contain important disclosures that are not repeated in this pricing supplement. For example, the accompanying product supplement contains important information about how the closing level of the underlying will be determined and about adjustments that may be made to the terms of the notes upon the occurrence of market disruption events and other specified events with respect to the underlying. The accompanying underlying supplement contains important disclosures regarding the reference index on which the underlying is ultimately based that is not repeated in this pricing supplement. It is important that you read the accompanying product supplement, underlying supplement, prospectus supplement and prospectus together with this pricing supplement in deciding whether to invest in the notes. Certain terms used but not defined in this pricing supplement are defined in the accompanying product supplement.

Hypothetical Payment Upon Automatic Early Redemption

The following table illustrates how the amount payable per note will be calculated if the closing level of the underlying is greater than or equal to the initial underlying level on the valuation date prior to the final valuation date. The table below assumes that the premium applicable to the valuation date prior to the final valuation date will be set at the minimum value indicated under “Key Terms” above. The actual premium applicable to the valuation date prior to the final valuation date will be determined on the pricing date.

If the closing level of the underlying on the valuation date prior to the final valuation date is greater than or equal to its initial underlying level. . .	... then you will receive the following payment per note upon automatic early redemption:
Valuation date prior to the final valuation date	$1,000 + premium = $1,000 + $65.00 = $1,065.00

If the closing level of the underlying is not greater than or equal to the initial underlying level on the valuation date prior to the final valuation date, then the notes will not be automatically redeemed prior to maturity and you will not receive a premium.

PS-2

Citigroup Global Markets Holdings Inc.

Hypothetical Payment at Maturity

The diagram below illustrates your payment at maturity for a range of hypothetical underlying returns, assuming the notes are not automatically redeemed prior to maturity.

Investors in the notes will not receive any dividends with respect to the underlying. The diagram and example below do not show any effect of lost dividend yield over the term of the notes. See “Summary Risk Factors—You will not receive dividends or have any other rights with respect to the underlying” below.

Market-Linked Notes Payment at Maturity Diagram

The examples below illustrate how to determine the payment at maturity on the notes, assuming the various hypothetical final underlying levels indicated below. The examples are solely for illustrative purposes, do not show all possible outcomes and are not a prediction of what the actual payment at maturity on the notes will be. The actual payment at maturity will depend on the actual final underlying level.

The examples below are based on a hypothetical initial underlying level of 100 and do not reflect the actual initial underlying level. For the actual initial underlying level, see the cover page of this pricing supplement. We have used this hypothetical level, rather than the actual level, to simplify the calculations and aid understanding of how the notes work. However, you should understand that the actual payment at maturity on the notes will be calculated based on the actual initial underlying level, and not the hypothetical level indicated below.

Example 1—Upside Scenario. The final underlying level is 110 (a 10% increase from the initial underlying level), which is greater than the initial underlying level.

Payment at maturity per note = $1,000 + the note return amount

= $1,000 + ($1,000 × the underlying return × the upside participation rate)

= $1,000 + ($1,000 × 10% × 100%)

= $1,000 + $100

= $1,100

Because the underlying appreciated by 10% from the initial underlying level to the final underlying level, your total return at maturity in this scenario would be 10%.

Example 2—Par Scenario. The final underlying level is 90 (a 10% decrease from the initial underlying level), which is less than the initial underlying level.

PS-3

Citigroup Global Markets Holdings Inc.

Payment at maturity per note = $1,000 + the note return amount

= $1,000 + $0

= $1,000

Because the underlying depreciated from the initial underlying level to the final underlying level, the payment at maturity per note would equal the $1,000 stated principal amount per note and you would not receive any positive return on your investment.

PS-4

Citigroup Global Markets Holdings Inc.

Summary Risk Factors

An investment in the notes is significantly riskier than an investment in conventional debt securities. The notes are subject to all of the risks associated with an investment in our conventional debt securities (guaranteed by Citigroup Inc.), including the risk that we and Citigroup Inc. may default on our obligations under the notes, and are also subject to risks associated with the underlying. Accordingly, the notes are suitable only for investors who are capable of understanding the complexities and risks of the notes. You should consult your own financial, tax and legal advisors as to the risks of an investment in the notes and the suitability of the notes in light of your particular circumstances.

The following is a summary of certain key risk factors for investors in the notes. You should read this summary together with the more detailed description of risks relating to an investment in the notes contained in the section “Risk Factors Relating to the Notes” beginning on page EA-6 in the accompanying product supplement. You should also carefully read the risk factors included in the accompanying prospectus supplement and in the documents incorporated by reference in the accompanying prospectus, including Citigroup Inc.’s most recent Annual Report on Form 10-K and any subsequent Quarterly Reports on Form 10-Q, which describe risks relating to the business of Citigroup Inc. more generally.

▪	You may not receive any return on your investment in the notes. If the closing level of the underlying is not greater than or equal to the initial underlying level on the valuation date prior to the final valuation date, then the notes will not be automatically redeemed at a premium. In that event, you will receive a positive return on your investment in the notes only if the underlying appreciates from the initial underlying level to the final underlying level. If the final underlying level is equal to or less than the initial underlying level, you will receive only the stated principal amount of $1,000 for each note you hold at maturity. As the notes do not pay any interest, even if the underlying appreciates from the initial underlying level to the final underlying level, there is no assurance that your total return at maturity on the notes will be as great as could have been achieved on conventional debt securities of ours of comparable maturity.

▪	The notes do not pay interest. Unlike conventional debt securities, the notes do not pay interest or any other amounts prior to maturity. You should not invest in the notes if you seek current income during the term of the notes.

▪	Your potential return on the notes in connection with an automatic early redemption is limited. If the notes are automatically redeemed prior to maturity, your potential return on the notes is limited to the premium applicable to the valuation date prior to the final valuation date, as described on the cover page of this pricing supplement, regardless of how significantly the closing level of the underlying may exceed the initial underlying level.

▪	The notes may be automatically redeemed prior to maturity, limiting the term of the notes. If the closing level of the underlying on the valuation date prior to the final valuation date is greater than or equal to its initial underlying level, the notes will be automatically redeemed. If the notes are automatically redeemed following the valuation date prior to the final valuation date, they will cease to be outstanding and you will no longer have the opportunity to participate in the appreciation of the underlying on the final valuation date at the upside participation rate. Moreover, you may not be able to reinvest your funds in another investment that provides a similar yield with a similar level of risk.

▪	Although the notes provide for the repayment of the stated principal amount at maturity, you may nevertheless suffer a loss on your investment in real value terms if the notes are not automatically redeemed prior to maturity or if the underlying declines or does not appreciate sufficiently from the initial underlying level to the final underlying level. This is because inflation may cause the real value of the stated principal amount to be less at maturity than it is at the time you invest, and because an investment in the notes represents a forgone opportunity to invest in an alternative asset that does generate a positive real return. This potential loss in real value terms is significant given the term of the notes. You should carefully consider whether an investment that may not provide for any return on your investment, or may provide a return that is lower than the return on alternative investments, is appropriate for you.

▪	Your return on the notes depends on the closing level of the underlying on only the valuation dates. Because your payment upon automatic early redemption, if applicable, or at maturity depends on the closing level of the underlying solely on one of the valuation dates, you are subject to the risk that the closing level of the underlying on that day may be lower, and possibly significantly lower, than on one or more other dates during the term of the notes. If you had invested in another instrument linked to the underlying that you could sell for full value at a time selected by you, or if the return on the notes was based on an average of the closing levels of the underlying, you might have achieved better returns.

▪	You will not receive dividends or have any other rights with respect to the underlying. You will not receive any dividends with respect to the underlying. This lost dividend yield may be significant over the term of the notes. The payment scenarios described in this pricing supplement do not show any effect of such lost dividend yield over the term of the notes. In addition, you will not have voting rights or any other rights with respect to the underlying or the stocks included in the underlying.

▪	The notes are subject to the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc. If we default on our obligations under the notes and Citigroup Inc. defaults on its guarantee obligations, you may not receive anything owed to you under the notes.

PS-5

Citigroup Global Markets Holdings Inc.

▪	The notes will not be listed on any securities exchange and you may not be able to sell them prior to maturity. The notes will not be listed on any securities exchange. Therefore, there may be little or no secondary market for the notes. CGMI currently intends to make a secondary market in relation to the notes and to provide an indicative bid price for the notes on a daily basis. Any indicative bid price for the notes provided by CGMI will be determined in CGMI’s sole discretion, taking into account prevailing market conditions and other relevant factors, and will not be a representation by CGMI that the notes can be sold at that price, or at all. CGMI may suspend or terminate making a market and providing indicative bid prices without notice, at any time and for any reason. If CGMI suspends or terminates making a market, there may be no secondary market at all for the notes because it is likely that CGMI will be the only broker-dealer that is willing to buy your notes prior to maturity. Accordingly, an investor must be prepared to hold the notes until maturity.

▪	Sale of the notes prior to maturity may result in a loss of principal. You will be entitled to receive at least the full stated principal amount of your notes, subject to the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc., only if you hold the notes to maturity. The value of the notes may fluctuate during the term of the notes, and if you are able to sell your notes prior to maturity, you may receive less than the full stated principal amount of your notes.

▪	The estimated value of the notes on the pricing date, based on CGMI’s proprietary pricing models and our internal funding rate, is less than the issue price. The difference is attributable to certain costs associated with selling, structuring and hedging the notes that are included in the issue price. These costs include (i) any selling concessions or other fees paid in connection with the offering of the notes, (ii) hedging and other costs incurred by us and our affiliates in connection with the offering of the notes and (iii) the expected profit (which may be more or less than actual profit) to CGMI or other of our affiliates in connection with hedging our obligations under the notes. These costs adversely affect the economic terms of the notes because, if they were lower, the economic terms of the notes would be more favorable to you. The economic terms of the notes are also likely to be adversely affected by the use of our internal funding rate, rather than our secondary market rate, to price the notes. See “The estimated value of the notes would be lower if it were calculated based on our secondary market rate” below.

▪	The estimated value of the notes was determined for us by our affiliate using proprietary pricing models. CGMI derived the estimated value disclosed on the cover page of this pricing supplement from its proprietary pricing models. In doing so, it may have made discretionary judgments about the inputs to its models, such as the volatility of the closing level of the underlying, the dividend yield on the underlying and interest rates. CGMI’s views on these inputs may differ from your or others’ views, and as an underwriter in this offering, CGMI’s interests may conflict with yours. Both the models and the inputs to the models may prove to be wrong and therefore not an accurate reflection of the value of the notes. Moreover, the estimated value of the notes set forth on the cover page of this pricing supplement may differ from the value that we or our affiliates may determine for the notes for other purposes, including for accounting purposes. You should not invest in the notes because of the estimated value of the notes. Instead, you should be willing to hold the notes to maturity irrespective of the initial estimated value.

▪	The estimated value of the notes would be lower if it were calculated based on our secondary market rate. The estimated value of the notes included in this pricing supplement is calculated based on our internal funding rate, which is the rate at which we are willing to borrow funds through the issuance of the notes. Our internal funding rate is generally lower than our secondary market rate, which is the rate that CGMI will use in determining the value of the notes for purposes of any purchases of the notes from you in the secondary market. If the estimated value included in this pricing supplement were based on our secondary market rate, rather than our internal funding rate, it would likely be lower. We determine our internal funding rate based on factors such as the costs associated with the notes, which are generally higher than the costs associated with conventional debt securities, and our liquidity needs and preferences. Our internal funding rate is not an interest rate that we will pay to investors in the notes, which do not bear interest.

Because there is not an active market for traded instruments referencing our outstanding debt obligations, CGMI determines our secondary market rate based on the market price of traded instruments referencing the debt obligations of Citigroup Inc., our parent company and the guarantor of all payments due on the notes, but subject to adjustments that CGMI makes in its sole discretion. As a result, our secondary market rate is not a market-determined measure of our creditworthiness, but rather reflects the market’s perception of our parent company’s creditworthiness as adjusted for discretionary factors such as CGMI’s preferences with respect to purchasing the notes prior to maturity.

▪	The estimated value of the notes is not an indication of the price, if any, at which CGMI or any other person may be willing to buy the notes from you in the secondary market. Any such secondary market price will fluctuate over the term of the notes based on the market and other factors described in the next risk factor. Moreover, unlike the estimated value included in this pricing supplement, any value of the notes determined for purposes of a secondary market transaction will be based on our secondary market rate, which will likely result in a lower value for the notes than if our internal funding rate were used. In addition, any secondary market price for the notes will be reduced by a bid-ask spread, which may vary depending on the aggregate stated principal amount of the notes to be purchased in the secondary market transaction, and the expected cost of unwinding related hedging transactions. As a result, it is likely that any secondary market price for the notes will be less than the issue price.

▪	The value of the notes prior to maturity will fluctuate based on many unpredictable factors. The value of your notes prior to maturity will fluctuate based on the closing level of the underlying, the volatility of the closing level of the underlying, the dividend yield on the underlying, interest rates generally, the time remaining to maturity and our and Citigroup Inc.’s creditworthiness, as reflected in our secondary market rate, among other factors described under “Risk Factors Relating to the Notes—Risk Factors

PS-6

Citigroup Global Markets Holdings Inc.

Relating to All Notes—The value of your notes prior to maturity will fluctuate based on many unpredictable factors” in the accompanying product supplement. Changes in the closing level of the underlying may not result in a comparable change in the value of your notes. You should understand that the value of your notes at any time prior to maturity may be significantly less than the issue price.

▪	Immediately following issuance, any secondary market bid price provided by CGMI, and the value that will be indicated on any brokerage account statements prepared by CGMI or its affiliates, will reflect a temporary upward adjustment. The amount of this temporary upward adjustment will steadily decline to zero over the temporary adjustment period. See “Valuation of the Notes” in this pricing supplement.

▪	Our offering of the notes is not a recommendation of the underlying. The fact that we are offering the notes does not mean that we believe that investing in an instrument linked to the underlying is likely to achieve favorable returns. In fact, as we are part of a global financial institution, our affiliates may have positions (including short positions) in the underlying or in instruments related to the underlying, and may publish research or express opinions, that in each case are inconsistent with an investment linked to the underlying. These and other activities of our affiliates may affect the closing level of the underlying in a way that negatively affects the value of and your return on the notes.

▪	The underlying is likely to underperform the price return of its reference index, which means that the notes are riskier than otherwise similar securities linked to the reference index of the underlying. The underlying is designed to track the “total return” version of its reference index (that is, a version that reflects the hypothetical reinvestment of dividends in the index) less a fixed decrement per annum. The deduction of this fixed decrement is intended to make the underlying comparable to the “price return” version of its reference index (that is, a version that does not include a reinvestment of dividends), but with a deduction of a fixed decrement from the total return of its reference index rather than a deduction of the actual dividend yield on the stocks that make up its reference index. If the fixed decrement for the underlying is greater than the actual dividend yield on its reference index, then the underlying will underperform the price return of its reference index. As of the date of this pricing supplement, the fixed decrement for the underlying is greater than market expectations of the dividend yield on the underlying’s reference index, and as a result the underlying is expected to underperform the price return of its reference index. This means that there is a greater risk of an adverse investment outcome under the notes than there would be on otherwise comparable securities linked to the price return version of the reference index of the underlying. See the annex to this pricing supplement for more information about the underlying and its reference index.

▪	The closing level of the underlying may be adversely affected by our or our affiliates’ hedging and other trading activities. We expect to hedge our obligations under the notes through CGMI or other of our affiliates, who may take positions in the underlying or in financial instruments related to the underlying and may adjust such positions during the term of the notes. Our affiliates also take positions in the underlying or in financial instruments related to the underlying on a regular basis (taking long or short positions or both), for their accounts, for other accounts under their management or to facilitate transactions on behalf of customers. These activities could affect the closing level of the underlying in a way that negatively affects the value of and your return on the notes. They could also result in substantial returns for us or our affiliates while the value of the notes declines.

▪	We and our affiliates may have economic interests that are adverse to yours as a result of our affiliates’ business activities. Our affiliates engage in business activities with a wide range of companies. These activities include extending loans, making and facilitating investments, underwriting notes offerings and providing advisory services. These activities could involve or affect the underlying in a way that negatively affects the value of and your return on the notes. They could also result in substantial returns for us or our affiliates while the value of the notes declines. In addition, in the course of this business, we or our affiliates may acquire non-public information, which will not be disclosed to you.

▪	The calculation agent, which is an affiliate of ours, will make important determinations with respect to the notes. If certain events occur during the term of the notes, such as market disruption events and other events with respect to the underlying, CGMI, as calculation agent, will be required to make discretionary judgments that could significantly affect your return on the notes. In making these judgments, the calculation agent’s interests as an affiliate of ours could be adverse to your interests as a holder of the notes. See “Risk Factors Relating to the Notes—Risk Factors Relating to All Notes—The calculation agent, which is an affiliate of ours, will make important determinations with respect to the notes” in the accompanying product supplement.

▪	Changes that affect the underlying may affect the value of your notes. The sponsor of the underlying may at any time make methodological changes or other changes in the manner in which it operates that could affect the level of the underlying. We are not affiliated with the underlying sponsor and, accordingly, we have no control over any changes such sponsor may make. Such changes could adversely affect the performance of the underlying and the value of and your return on the notes.

Additional Terms of the Notes

Market disruption events. For purposes of determining whether a market disruption event occurs with respect to the underlying, each reference to the “Underlying Index” in the section “Description of the Notes—Certain Additional Terms for Notes Linked to an Underlying Index—Definitions of Market Disruption Event and Scheduled Trading Day and Related Definitions” in the accompanying

PS-7

Citigroup Global Markets Holdings Inc.

product supplement shall be deemed replaced with a reference to the “Underlying Index or its Reference Index”. The reference index with respect to the underlying is specified in the annex to this pricing supplement.

PS-8

Citigroup Global Markets Holdings Inc.

Information About the S&P 500® 3% Decrement Index TR

For information about the S&P 500® 3% Decrement Index TR, see Annex A to this pricing supplement.

Hypothetical Back-tested and Historical Performance Information

This section contains hypothetical back-tested performance information for the S&P 500® 3% Decrement Index TR calculated by S&P Dow Jones Indices LLC. All S&P 500® 3% Decrement Index TR performance information prior to January 28, 2019 is hypothetical and back-tested, as the S&P 500® 3% Decrement Index TR did not exist prior to that date. Hypothetical back-tested performance information is subject to significant limitations. The publisher of the S&P 500® 3% Decrement Index TR developed the rules of the index with the benefit of hindsight—that is, with the benefit of being able to evaluate how the rules would have caused the S&P 500® 3% Decrement Index TR to perform had it existed during the hypothetical back-tested period. The fact that the S&P 500® 3% Decrement Index TR appreciated at any time during the hypothetical back-tested period may not therefore be an accurate or reliable indication of any fundamental aspect of the index methodology. Furthermore, the hypothetical back-tested performance of the S&P 500® 3% Decrement Index TR might look different if it covered a different historical period. The market conditions that existed during the hypothetical back-tested period may not be representative of market conditions that will exist in the future.

It is impossible to predict whether the S&P 500® 3% Decrement Index TR will rise or fall. By providing the hypothetical back-tested and historical performance information below, we are not representing that the S&P 500® 3% Decrement Index TR is likely to achieve gains or losses similar to those shown. In fact, there are frequently sharp differences between hypothetical performance results and the actual results subsequently achieved by any particular investment. One of the limitations of hypothetical performance information is that it did not involve financial risk and cannot account for all factors that would affect actual performance. The actual future performance of the S&P 500® 3% Decrement Index TR may bear no relation to its hypothetical back-tested or historical performance.

The closing level of the S&P 500® 3% Decrement Index TR on August 24, 2022 was 866.94.

The graph below shows the hypothetical back-tested closing levels of the S&P 500® 3% Decrement Index TR for the period from January 3, 2012 to January 25, 2019, and historical closing levels of the S&P 500® 3% Decrement Index TR for the period from January 28, 2019 to August 24, 2022. All data to the left of the vertical red line in the graph below are hypothetical and back-tested. We obtained the closing levels from Bloomberg L.P., without independent verification. You should not take the hypothetical back-tested and historical levels of the S&P 500® 3% Decrement Index TR as an indication of future performance.

S&P 500® 3% Decrement Index TR – Hypothetical Back-Tested and Historical Closing Levels January 3, 2012 to August 24, 2022

PS-9

Citigroup Global Markets Holdings Inc.

United States Federal Tax Considerations

In the opinion of our counsel, Davis Polk & Wardwell LLP, the notes will be treated as “contingent payment debt instruments” for U.S. federal income tax purposes, as described in the section of the accompanying product supplement called “United States Federal Tax Considerations—Tax Consequences to U.S. Holders—Notes Treated as Contingent Payment Debt Instruments,” and the remaining discussion is based on this treatment.

If you are a U.S. Holder (as defined in the accompanying product supplement), you will be required to recognize interest income during the term of the notes at the “comparable yield,” which generally is the yield at which we could issue a fixed-rate debt instrument with terms similar to those of the notes, including the level of subordination, term, timing of payments and general market conditions, but excluding any adjustments for the riskiness of the contingencies or the liquidity of the notes. Although it is not clear how the comparable yield should be determined for notes that may be automatically redeemed before maturity, our determination of the comparable yield is based on the maturity date. We are required to construct a “projected payment schedule” in respect of the notes representing a payment the amount and timing of which would produce a yield to maturity on the notes equal to the comparable yield. Assuming you hold the notes until their maturity, the amount of interest you include in income based on the comparable yield in the taxable year in which the notes mature will be adjusted upward or downward to reflect the difference, if any, between the actual and projected payment on the notes at maturity as determined under the projected payment schedule.

Upon the sale, exchange or retirement of the notes prior to maturity, you generally will recognize gain or loss equal to the difference between the proceeds received and your adjusted tax basis in the notes. Your adjusted tax basis will equal your purchase price for the notes, increased by interest previously included in income on the notes. Any gain generally will be treated as ordinary income, and any loss generally will be treated as ordinary loss to the extent of prior interest inclusions on the note and as capital loss thereafter.

We have determined that the comparable yield for a note is a rate of  %, compounded semi-annually, and that the projected payment schedule with respect to a note consists of a single payment of $ at maturity.

Neither the comparable yield nor the projected payment schedule constitutes a representation by us regarding the actual amount that we will pay on the notes.

Non-U.S. Holders. Subject to the discussions below regarding Section 871(m) and in “United States Federal Tax Considerations—Tax Consequences to Non-U.S. Holders” and “—FATCA” in the accompanying product supplement, if you are a Non-U.S. Holder (as defined in the accompanying product supplement) of the notes, under current law you generally will not be subject to U.S. federal withholding or income tax in respect of any payment on or any amount received on the sale, exchange or retirement of the notes, provided that (i) income in respect of the notes is not effectively connected with your conduct of a trade or business in the United States, and (ii) you comply with the applicable certification requirements. See “United States Federal Tax Considerations—Tax Consequences to Non-U.S. Holders” in the accompanying product supplement for a more detailed discussion of the rules applicable to Non-U.S. Holders of the notes.

As discussed under “United States Federal Tax Considerations—Tax Consequences to Non-U.S. Holders” in the accompanying product supplement, Section 871(m) of the Internal Revenue Code of 1986, as amended, and Treasury regulations promulgated thereunder (“Section 871(m)”) generally impose a 30% withholding tax on dividend equivalents paid or deemed paid to Non-U.S. Holders with respect to certain financial instruments linked to U.S. equities (“Underlying Securities”) or indices that include Underlying Securities. Section 871(m) generally applies to instruments that substantially replicate the economic performance of one or more Underlying Securities, as determined based on tests set forth in the applicable Treasury regulations. However, the regulations, as modified by an Internal Revenue Service (“IRS”) notice, exempt financial instruments issued prior to January 1, 2025 that do not have a “delta” of one. Based on the terms of the notes and representations provided by us as of the date of this preliminary pricing supplement, our counsel is of the opinion that the notes should not be treated as transactions that have a “delta” of one within the meaning of the regulations with respect to any Underlying Security and, therefore, should not be subject to withholding tax under Section 871(m). However, the final determination regarding the treatment of the notes under Section 871(m) will be made as of the pricing date for the notes, and it is possible that the notes will be subject to withholding under Section 871(m) based on the circumstances as of that date.

A determination that the notes are not subject to Section 871(m) is not binding on the IRS, and the IRS may disagree with this treatment. Moreover, Section 871(m) is complex and its application may depend on your particular circumstances, including your other transactions. You should consult your tax adviser regarding the potential application of Section 871(m) to the notes.

If withholding tax applies to the notes, we will not be required to pay any additional amounts with respect to amounts withheld.

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Citigroup Global Markets Holdings Inc.

You should read the section entitled “United States Federal Tax Considerations” in the accompanying product supplement. The preceding discussion, when read in combination with that section, constitutes the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal tax consequences of owning and disposing of the notes.

You should also consult your tax adviser regarding all aspects of the U.S. federal tax consequences of an investment in the notes and any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Supplemental Plan of Distribution

CGMI, an affiliate of Citigroup Global Markets Holdings Inc. and the underwriter of the sale of the notes, is acting as principal and will receive an underwriting fee of up to $37.50 for each note sold in this offering. The actual underwriting fee will be equal to the selling concession provided to selected dealers, as described in this paragraph. From this underwriting fee, CGMI will pay selected dealers not affiliated with CGMI a variable selling concession of up to $37.50 for each note they sell. For the avoidance of doubt, the fees and selling concessions described in this pricing supplement will not be rebated if the notes are automatically redeemed prior to maturity.

See “Plan of Distribution; Conflicts of Interest” in the accompanying product supplement and “Plan of Distribution” in each of the accompanying prospectus supplement and prospectus for additional information.

Valuation of the Notes

CGMI calculated the estimated value of the notes set forth on the cover page of this pricing supplement based on proprietary pricing models. CGMI’s proprietary pricing models generated an estimated value for the notes by estimating the value of a hypothetical package of financial instruments that would replicate the payout on the notes, which consists of a fixed-income bond (the “bond component”) and one or more derivative instruments underlying the economic terms of the notes (the “derivative component”). CGMI calculated the estimated value of the bond component using a discount rate based on our internal funding rate. CGMI calculated the estimated value of the derivative component based on a proprietary derivative-pricing model, which generated a theoretical price for the instruments that constitute the derivative component based on various inputs, including the factors described under “Summary Risk Factors—The value of the notes prior to maturity will fluctuate based on many unpredictable factors” in this pricing supplement, but not including our or Citigroup Inc.’s creditworthiness. These inputs may be market-observable or may be based on assumptions made by CGMI in its discretionary judgment.

The estimated value of the notes is a function of the terms of the notes and the inputs to CGMI’s proprietary pricing models. As of the date of this preliminary pricing supplement, it is uncertain what the estimated value of the notes will be on the pricing date because certain terms of the notes have not yet been fixed and because it is uncertain what the values of the inputs to CGMI’s proprietary pricing models will be on the pricing date.

For a period of approximately four months following issuance of the notes, the price, if any, at which CGMI would be willing to buy the notes from investors, and the value that will be indicated for the notes on any brokerage account statements prepared by CGMI or its affiliates (which value CGMI may also publish through one or more financial information vendors), will reflect a temporary upward adjustment from the price or value that would otherwise be determined. This temporary upward adjustment represents a portion of the hedging profit expected to be realized by CGMI or its affiliates over the term of the notes. The amount of this temporary upward adjustment will decline to zero on a straight-line basis over the four-month temporary adjustment period. However, CGMI is not obligated to buy the notes from investors at any time. See “Summary Risk Factors—The notes will not be listed on any securities exchange and you may not be able to sell them prior to maturity.”

Contact

Clients may contact their local brokerage representative. Third-party distributors may contact Citi Structured Investment Sales at (212) 723-7005.

© 2022 Citigroup Global Markets Inc. All rights reserved. Citi and Citi and Arc Design are trademarks and service marks of Citigroup Inc. or its affiliates and are used and registered throughout the world.

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Citigroup Global Markets Holdings Inc.

Annex A

Description of the S&P 500® 3% Decrement Index TR

The S&P 500® 3% Decrement Index TR is calculated, maintained and published by S&P Dow Jones Indices LLC. All information contained in this pricing supplement regarding the S&P 500® 3% Decrement Index TR has been derived from information provided by S&P Dow Jones Indices LLC, without independent verification. This information reflects the policies of, and is subject to change by, S&P Dow Jones Indices LLC. S&P Dow Jones Indices LLC has no obligation to continue to publish, and may discontinue publication of, the S&P 500® 3% Decrement Index TR. The notes represent obligations of Citigroup Global Markets Holdings Inc. (guaranteed by Citigroup Inc.) only. S&P Dow Jones Indices LLC is not involved in any way in this offering and has no obligation relating to the notes or to holders of the notes. The S&P 500® 3% Decrement Index TR was first published on January 28, 2019, and therefore has a limited performance history.

The S&P 500® 3% Decrement Index TR tracks the “total return” version of the S&P 500® Index (that is, a version that gives effect to a hypothetical reinvestment in the index of dividends paid on the stocks that make up the index) less a fixed decrement of 3% per annum. The S&P 500® Index consists of the common stocks of 500 issuers selected to provide a performance benchmark for the large capitalization segment of the U.S. equity markets. For more information about the S&P 500® Index, see “Equity Index Descriptions—The S&P U.S. Indices” in the accompanying underlying supplement. We refer to the S&P 500® Index as the “reference index” for the S&P 500® 3% Decrement Index TR.

The deduction of the fixed decrement is designed to make the S&P 500® 3% Decrement Index TR comparable to the “price return” version of the S&P 500® Index (that is, a version that does not include a reinvestment of dividends), but with a deduction of a fixed decrement from the total return of the S&P 500® Index rather than a deduction of the actual dividend yield on the stocks that make up the S&P 500® Index. The actual dividend yield on the stocks that make up the S&P 500® Index over any future period is uncertain. The use of a fixed decrement rather than actual dividend yield is designed to eliminate this uncertainty, which we expect to reduce the cost to us and our affiliates of hedging transactions that we intend to enter into in connection with the notes as compared to comparable transactions referencing the price return version of the S&P 500® Index.

Because of the deduction of the fixed decrement, the S&P 500® 3% Decrement Index TR will underperform the total return of the S&P 500® Index. If the fixed decrement exceeds the dividend yield on the stocks that make up the S&P 500® Index, the S&P 500® 3% Decrement Index TR will also underperform the price return of the S&P 500® Index.

The S&P 500® 3% Decrement Index TR is reported by Bloomberg L.P. under the ticker symbol “SPXDUT.”

License

S&P Dow Jones and Citigroup Global Markets Inc. have entered into an exclusive license agreement providing for the license to Citigroup Inc. and its other affiliates, in exchange for a fee, of the right to use the S&P 500® 3% Decrement Index TR in connection with certain financial products, including the notes.

“Standard & Poor’s”, “S&P” and “S&P 500” are trademarks of Standard & Poor’s Financial Services LLC. “Dow Jones” is a registered trademark of Dow Jones Trademark Holdings, LLC (“Dow Jones”). Trademarks have been licensed to S&P Dow Jones and have been licensed for use by Citigroup Inc. and its affiliates.

The license agreement between S&P Dow Jones and Citigroup Global Markets Inc. provides that the following language must be stated in this pricing supplement.

“The notes are not sponsored, endorsed, sold or promoted by S&P Dow Jones, Dow Jones, S&P or their respective affiliates (collectively, “S&P Dow Jones Indices”). S&P Dow Jones Indices make no representation or warranty, express or implied, to the holders of the notes or any member of the public regarding the advisability of investing in securities generally or in the notes particularly. S&P Dow Jones Indices’ only relationship to Citigroup Inc. and its affiliates (other than transactions entered into in the ordinary course of business) is the licensing of certain trademarks, trade names and service marks of S&P Dow Jones Indices and of the S&P indices, which are determined, composed and calculated by S&P Dow Jones Indices without regard to Citigroup Inc., its affiliates or the notes. S&P Dow Jones Indices have no obligation to take the needs of Citigroup Inc., its affiliates or the holders of the notes into consideration in determining, composing or calculating the S&P indices. S&P Dow Jones Indices are not responsible for and have not participated in the determination of the timing of, prices at or quantities of the notes to be issued or in the determination or calculation of the equation by which the notes are to be converted into cash. S&P Dow Jones Indices have no obligation or liability in connection with the administration, marketing or trading of the notes.”

Comparison of Hypothetical Back-Tested and Historical S&P 500® 3% Decrement Index TR Performance Against Historical S&P 500® Index Price Return Performance

The following graph sets forth a comparison of the hypothetical back-tested and historical performance of the S&P 500® 3% Decrement Index TR against the historical price return performance of the S&P 500® Index from January 2, 2008 through August 24, 2022, each normalized to have a closing level of 100.00 on January 2, 2008 to facilitate a comparison.

All S&P 500® 3% Decrement Index TR performance information prior to January 28, 2019 is hypothetical and back-tested, as the S&P 500® 3% Decrement Index TR did not exist prior to that date. Hypothetical back-tested performance information is subject to the significant limitations described above under “Information About the S&P 500® 3% Decrement Index TR”.

In the graph below, references to “SPXDUT” are to the S&P 500® 3% Decrement Index TR and references to “SPX” are to the price return of the S&P 500® Index.

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Citigroup Global Markets Holdings Inc.

PAST PERFORMANCE OF THE S&P 500® 3% DECREMENT INDEX TR AND RELATIVE PERFORMANCE BETWEEN THE S&P 500® 3% DECREMENT INDEX TR AND THE PRICE RETURN OF THE S&P 500® INDEX ARE NOT INDICATIVE OF FUTURE PERFORMANCE

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